Exhibit 5.5
CONYERS DILL & PEARMAN LIMITED
June 22, 2011

To the Companies listed in Schedule I hereto	DIRECT LINE:	441 299 4902
	E-MAIL:	david.doyle@conyersdill.com
	OUR REF:	DJD/aet
Dear Sirs:
We have acted as special legal counsel in Bermuda to the Companies listed in Schedule II hereto (the “Companies”) and render this opinion at your request in connection with an offer by Elan Finance Corp., a Delaware corporation, and Elan Finance public limited company, an Irish public limited company (together the “Co-Issuers”) to exchange up to $200,000,000 of the Co-Issuers’ outstanding 8.75% Senior Notes due 2016 for an identical principal amount of the Co-Issuers’ 8.75% Senior Notes due 2016 (the “Exchange Notes”) registered under the United States Securities Act of 1933, as amended, (the “Securities Act”), pursuant to a Registration Statement (the “Registration Statement”) filed on Form F-4 with the United States Securities and Exchange Commission (the “Commission”).
The Exchange Notes will be issued pursuant to an Indenture (the “Indenture”) dated as of August 17, 2010 among the Co-Issuers, Elan Corporation, plc, (“Elan”) and certain subsidiary guarantors, which include the Companies (the “Guarantors”) and The Bank of New York, as Trustee and The Bank of New York Mellon (Luxembourg) S.A. (as Registrar and Transfer Agent) and, when issued, will be guaranteed by the Guarantors pursuant to the guarantees as prescribed in the Indenture.
For the purposes of giving this opinion, we have examined the following documents:
(i)	an electronic final executed copy of the Indenture; and

(ii)	an electronic final executed copy of the Registration Rights Agreement among the Co-Issuers, Elan, the Guarantors, and Morgan Stanley & Co.

Incorporated, Citigroup Global Markets Inc. and J & E Davy dated August 17, 2010.
The documents listed in items (i) and (ii) above are herein sometimes collectively referred to as the “Documents” (which term does not include any other instrument or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto).
We have also reviewed the memorandum of association and the bye-laws of each of the respective Guarantors, each certified by an officer of each of the respective Guarantors on the date hereof, resolutions of the directors of each of the respective Guarantors adopted on August 6, 2010, each certified by an officer of each of the respective Guarantors (the “Minutes”), and such other documents and made such enquiries as to questions of law as we have deemed necessary in order to render the opinion set forth below.
We have assumed (a) the genuineness and authenticity of all signatures and the conformity to the originals of all copies (whether or not certified) examined by us and the authenticity and completeness of the originals from which such copies were taken; (b) that where a document has been examined by us in draft form, it will be or has been executed in the form of that draft, and where a number of drafts of a document have been examined by us all changes thereto have been marked or otherwise drawn to our attention; (c) the capacity, power and authority of each of the parties to the Documents, other than the Guarantors, to enter into and perform their respective obligations under the Documents; (d) the due execution of the Documents by each of the parties thereto, other than the Guarantors, and the delivery thereof by each of the parties thereto; (e) the accuracy and completeness of all factual representations made in the Documents and other documents reviewed by us; (f) that the resolutions contained in the Minutes remain in full force and effect and have not been rescinded or amended; (g) that the Guarantors are entering into the Documents pursuant to their business of group finance and finance companies; (h) that there is no provision of the law of any jurisdiction, other than Bermuda, which would have any implication in relation to the opinions expressed herein; (i) the validity and binding effect under the laws of the State of New York (the “Foreign Laws”) of the Documents which are expressed to be governed by such Foreign Laws in accordance with their respective terms; (j) the validity and binding effect under the Foreign Laws of the submission by the Guarantors pursuant to the Indenture to the non-exclusive jurisdiction of any state or federal courts in the City of New York, New York (the “Foreign Courts”); (k) that none of the parties to the

Documents has carried on or will carry on activities, other than the performance of its obligations under the Documents, which would constitute the carrying on of investment business in or from Bermuda and that none of the parties to the Documents, other than the Guarantors, will perform their obligations under the Documents in or from Bermuda; (l) that on the date of entering into the Documents each of the Guarantors is and after entering into the Documents will be able to pay its liabilities as they become due.
We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than Bermuda. This opinion is to be governed by and construed in accordance with the laws of Bermuda and is limited to and is given on the basis of the current law and practice in Bermuda. This opinion is issued solely for your benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter.
On the basis of and subject to the foregoing, we are of the opinion that:
1.	Each of the Guarantors is duly incorporated and existing under the laws of Bermuda in good standing (meaning solely that it has not failed to make any filing with any Bermuda governmental authority, or to pay any Bermuda government fee or tax, which would make it liable to be struck off the Register of Companies and thereby cease to exist under the laws of Bermuda).

2.	Each of the Guarantors has the necessary corporate power and authority to enter into and perform its obligations under the Documents.

3.	Each of the Guarantors has taken all corporate action required to authorise its execution, delivery and performance of the Documents. The Documents have been duly executed and delivered by or on behalf of each of the Guarantors.
We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form F-4 without admitting that we are experts within the meaning of the Securities Act or the rules or regulations of the Commission promulgated thereunder with respect to any part of the Registration Statement.
Yours faithfully
/s/ Conyers Dill & Pearman Limited
Conyers Dill & Pearman Limited

SCHEDULE I
Elan Finance public limited company
Elan Finance Corp.
Elan Corporation, plc
c/o Elan Corporation, plc
Treasury Building
Lower Grand Canal Street
Dublin 2, Ireland
-and-
To the Companies listed in the Schedule II hereto

SCHEDULE II
Elan International Insurance Ltd.
Elan International Services Ltd.
Neuralab Limited